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                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                                     FORM 12B-25


                             NOTIFICATION OF LATE FILING


                                                  Commission File Number 0-2642


     (Check one):        / /Form 10-K and Form 10-KSB  / / Form 11-K
     / / Form 20-F       /x/ Form 10-Q and Form 10-QSB   / / Form N-SAR


     For period ended              SEPTEMBER 30, 1998
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/ /  Transition Report on Form 10-K and Form 10-KSB
/ /  Transition Report on Form 20-F
/ /  Transition Report on Form 11-K
/ /  Transition Report on Form 10-Q and Form 10-QSB
/ /  Transition Report on Form N-SAR


     For the transition period ended
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     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE.


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                        PART I
                                REGISTRANT INFORMATION

     Full name of registrant  TRIDENT ROWAN GROUP, INC.
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     Former name if applicable
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                               TWO WORLDS FAIR DRIVE
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              Address of principal executive office (STREET AND NUMBER)

                                 FRANKLIN TOWNSHIP
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     City, State and Zip Code              SOMERSET, NEW JERSEY 08873
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                                       PART II
                                RULE 12B-25(b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     /x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     /x/ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                       PART III
                                      NARRATIVE


     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     During the third quarter of 1998, the Company determined to have Moto Guzzi S.p.A. abandon its plan to relocate its facility to Monza from Mandello del Lario. Additionally, employment by Moto Guzzi of its Managing Director was terminated. These events have resulted in the Board of Directors of Moto Guzzi re-evaluating its product and production plan for the balance of the year and for 1999. The outcome of this re-evaluation will have an effect on third quarter results of operations, including restructuring charges which could reach Lit. 1.0-2.0 billion. The re-evaluation could not have been completed earlier because all pertinent data had not been collected and analyzed. The necessary decisions could be made, and the financial effect of these decisions measured, by November 20, 1998.


                                       PART IV
                                  OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

                  DAVID LERNER                          212-735-8609
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          (Name)                       (Area Code)  (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                /x/ Yes   / / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                /x/ Yes   / / No

                                       12b25-3
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     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report a loss of approximately Lit. 3.0 billion for the three months ended September 30, 1998, compared to a loss of Lit. 3.9 billion in prior year's third quarter. Revenues at both Moto Guzzi and L.I.T.A. S.p.A. were higher in the 1998 period than in 1997. Unit sales at Moto Guzzi increased to 1,303 compared to 1,167 in the 1997 third quarter. The Company expects to report higher gross margins at both Moto Guzzi and L.I.T.A., despite higher selling, general and administrative expenses at both subsidiaries, and expects to report lower overhead expenses at the corporate parent level.

     Despite the higher level of sales at Moto Guzzi, production delays in the third quarter of 1998 resulting from engineering and design changes on certain models, which in turn delayed deliveries of redesigned components, are expected to cause the subsidiary to lose 1998 sales of approximately 600-800 units which cannot be recaptured, owing to the seasonality of unit orders. These delays, which are expected to continue into November, in turn affected the Company's liquidity, which is dependent in part upon financing of shipped units.

     The squeeze on liquidity was partly ameliorated by debt financing provided by the Company's O.A.M. S.p.A. subsidiary, made available through short-term financing provided to the Company and to O.A.M. by certain TRG shareholders. Moto Guzzi is currently past due to certain suppliers in the amount of approximately Lit. 6 billion. Discussions with certain creditors are ongoing for deferred payment arrangements. If the pending merger between Moto Guzzi Corp. and North Atlantic Acquisition Corporation is consummated as anticipated, it will provide the needed liquidity to Moto Guzzi. The Company is also negotiating with two financial institutions to provide inventory financing to Moto Guzzi. At the same time, the Company is evaluating proposals to provide, and hopes to secure in the near future debt financing for its own account.















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                            TRIDENT ROWAN GROUP, INC.
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                     (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      NOVEMBER 16,  1998                 By   Howard E. Chase
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                                                  Howard E. Chase, Chairman

          INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                      ATTENTION


     Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).










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